Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, Texas 77082
March 7, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street
Washington, DC 20549-0409
Attention: Mr. Josh Forgione

Re:	Cardtronics, Inc. (the “Company”) Registration Statement on Form S-4 File No. 333-131199
Dear Mr. Forgione:
The following represents our response to Comment No. 60 included in the Staff’s comment letter dated February 16, 2006. As discussed over the phone on March 1, 2006, we are seeking to resolve this comment on an expedited basis so that we can finalize our 2005 audited financial statements prior to March 31, 2006.
Annual Financial Statements and Notes
Note (1), Business and Summary of Significant Accounting Policies
(i) Intangible Assets, net, page F-19
60.	We refer you to our comment letter dated May 28, 2004 with respect to our review of your registration statement previously filed on Form S-1. We reissue our prior comment 17 in part. We understand it has been your experience that substantially all of your contracts renew at their renewal dates. We refer management to paragraph 12 of SFAS 142 that requires you to amortize intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Notwithstanding your experience to date, it seems unreasonable to use an amortization methodology that is based upon an assumption that all of the underlying contracts that make up your pools will terminate in the same period. If you expect some contracts to not renew or certain contracts to terminate before others, for whatever reason, then a straight-line method would not reflect the pattern in which the economic benefits are used up. Accordingly, please revise your financial statements to reflect amortization expense on an accelerated basis over the period in which the economic benefits are used up.
Response: We understand the Staff’s position as outlined in the above comment. However, we believe that our current policy of utilizing the straight-line method of amortization for acquired customer-related intangible assets is more appropriate than a method of amortization that reflects the pattern of consumption. Because cash flows related to our customer relationship intangibles

United States Securities and Exchange Commission
Division of Corporation Finance
March 7, 2006

typically increase over time, the straight-line method of amortization approximates an accelerated method of amortization when compared to this typical pattern of consumption.

While we agree that customer-related intangible assets may tend to dissipate more rapidly in the years immediately following an acquisition, such a conclusion, while sound in theory, does not always hold true in practice. In certain situations, acquired customers may actually generate increasing sales subsequent to the acquisition date, i.e., the underlying terms and conditions of the contracts and the manner in which such contracts are incorporated into the acquiring company’s operations actually result in increasing cash flows in periods subsequent to the acquisition. Furthermore, the length of the underlying contracts and the likelihood of renewals can create difficulties in assessing when the related cash flows will ultimately begin to dissipate. In other words, long initial lives coupled with high renewal rates and even longer renewal periods can result in a situation in which the cash flows of an acquired portfolio may not begin to decline for a period of time well beyond the initial acquisition date and significantly beyond the initial expiration dates.

Because the above characteristics are common in a majority of the ATM portfolios that the Company has acquired, we believe that the straight-line method of amortization is more appropriate than a decelerated method of amortization (e.g., less amortization earlier and more amortization later), as would be warranted under a pattern of consumption approach. This conclusion is further supported by the following facts:
•	The contracts that make up the ATM portfolios acquired by the Company are not limited in the amount of cash flows that can be generated under such contracts. In fact, the Company has been able to consistently generate increasing cash flows from a majority of its acquired portfolios by successfully deploying additional ATMs under the terms of the original contracts, by realizing incremental cost savings over time based on the Company’s increased size and scale, and by realizing additional sources of revenue on the acquired ATMs, i.e., revenues received from financial institutions for placing their brands and signage on such ATMs. Accordingly, such contacts, by their very nature, have unlimited cash flow potential over their estimated useful lives, thus calling into question the relative merits of an accelerated amortization method. In fact, in a speech given by Mr. Chad A. Kokenge of the Securities and Exchange Commission in December 2003, Mr. Kokenge stated that “...if an intangible asset is available for unconstrained output over a finite life, it begs the question as to why the asset’s wasting pattern is not consistent with this availability. Said another way, why is the pattern of consumption not reflective of time?” Such statement implies that the straight line method of amortization may be more appropriate for intangible assets with unlimited or “unconstrained” output, such as the Company’s acquired ATM operating agreements (i.e., better reflective of the pattern of consumption over the life of such assets).

•	The ATM portfolios acquired by the Company are comprised of contracts with relatively long initial contractual lives, typically ranging from five to seven years. Additionally, the Company has historically been very successful in renewing the most significant contracts included within those acquired portfolios. Over the past four years the Company has failed to renew only two of its 50 most significant acquired merchant contracts. Furthermore, such renewals have often resulted in extensions well beyond the initial terms of the underlying contracts, with some renewals extending the lives of the underlying contracts by as much as ten years. The Company’s historically high renewal rate can be directly attributed to (i) the

United States Securities and Exchange Commission
Division of Corporation Finance
March 7, 2006

Company’s position as the leading provider of ATM management solutions within the United States (based on number of ATMs under management), and (ii) the difficulties associated with switching from one ATM provider to another (e.g., swapping out of ATMs, migration to new service providers and supporting systems, etc.).

•	Each portfolio of contracts acquired by the Company is unique. Unlike other industries where large groups of homogenous contracts display discernable and predictable patterns of attrition (e.g., credit card portfolios, wireless phone carriers, etc.), there is no industry “standard” with respect to customer attrition rates within the ATM industry, especially with respect to large, well-known retail establishments. This is due in part to the fact that many of the larger ATM operating agreements in place today have been in existence for less than ten years (i.e., since the advent of off-premise ATM surcharging in the mid to late 1990s). Accordingly, since many of these contracts are still within their initial terms, or have recently been renewed for extended periods of time, there is limited historical data to draw upon when attempting to estimate the expected attrition pattern of an acquired portfolio of ATM operating agreements. However, the Company’s 4 1/2 years of historical cash flows have demonstrated very low attrition rates.
In addition to the above, it should be pointed out that the estimated useful lives assigned to the Company’s acquired customer-related intangible assets are relatively short (weighted average life of approximately 8.8 years). Given that the Company has been very successful in renewing its major acquired customer-related contracts and that such renewals have been for extended periods of time (on average, 6 1/2 years beyond the terms of the original contracts), the estimated useful lives being utilized by the Company are clearly shorter than what actual experience to date would otherwise indicate. However, we believe that the use of shorter lives in conjunction with the straight-line methodology is appropriate given the length of the underlying contracts and the lack of any reliable attrition data. In other words, absent any evidence to the contrary, it is more appropriate to utilize a straight-line method of amortization over a shorter period of time rather than attempt to utilize a pattern of consumption method over a longer period of time, especially if actual results to date have not yielded any specific data with respect to when those future cash flows will begin to decline. Furthermore, the use of straight-line amortization over a shorter period of time, when coupled with increasing cash flows over that period of time, effectively results in an accelerated amortization schedule in the periods subsequent to the date of acquisition.

Finally, we note that in the Staff’s comment letter to the Company on May 28, 2004, written in response to the Company’s letters of May 14, 2004 and May 26, 2004, the Staff did not object to our accounting policy with respect to this issue, but rather requested that we revise and clarify our disclosure regarding our policy. In response to this comment we have augmented our disclosure accordingly.

Based on the information outlined above, the Company believes that its straight-line amortization policy with respect to its acquired customer-related intangible assets is more appropriate than a pattern of consumption method of amortization.

United States Securities and Exchange Commission
Division of Corporation Finance
March 7, 2006

If you have any questions or comments regarding the above, please contact the undersigned directly at (281) 892-0128.

Sincerely, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
	Name:	J. Chris Brewster
	Title:	Chief Financial Officer

cc: Jeffrey A. Shady